Exhibit 99.10

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf enters into an exploration permit offshore Malaysia
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris — June 6, 2002 — TotalFinaElf announces that it has signed an agreement with Amerada Hess to acquire a 42.5% interest in Deepwater Block F, offshore Sarawak, in Malaysia. Amerada Hess, the operator, will retain a 42.5% stake, while the remaining 15 % continues to be held by Petronas Carigali, the exploration and production subsidiary of Malaysia’s national petroleum corporation Petronas.

Block F covers an area of 9,720 square kilometres and is located around 350 kilometres north west of Bintulu in water depths of between 200 and 1,200 metres. The three partners plan to carry out a 3D seismic campaign in 2002 before drilling an exploration well.

This new agreement, which marks the re-entry of TotalFinaElf into Malaysia’s oil and gas exploration sector, is in line with the Group’s strategy of diversifying its activities in exploration and production activities worldwide and strengthening its presence in South-East Asia.
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